[Letterhead of Sutherland Asbill & Brennan LLP]

August 29, 2012

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Registration Statement on Form N-2
filed August 29, 2012

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on concurrently herewith (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-172214) (the “Prior Registration Statement”), initially filed with the Commission on February 11, 2011 and declared effective, as amended, on February 28, 2012, which Prior Registration Statement related to the registration of the Company’s common stock, preferred stock and subscription rights to purchase shares of common stock, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) information specific to the terms and manner of certain additional types of securities that may be offered pursuant to the Registration Statement, and (iii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2011 and unaudited financial statements and related financial data for the period ended June 30, 2012, together with disclosure relating thereto.

Kevin C. Rupert

August 29, 2012

* * *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: John J. Mahon